Exhibit 99.1
Abivax presents third quarter 2024 key financial information

PARIS, France, November 14, 2024, 10:00 p.m. CEST – Abivax SA (Euronext Paris: FR0012333284 – ABVX / Nasdaq – ABVX) (“Abivax” or the “Company”), a clinical-stage biotechnology company focused on developing therapeutics that harness the body’s natural regulatory mechanisms to modulate the inflammatory response in patients with chronic inflammatory diseases, announces today its key financial information for the quarter ended September 30, 2024.

Abivax provided the following updates on its business and operational goals in press releases published:
•On July 15, 2024 press release titled “Abivax provides operational and key program update”
•On August 6, 2024 press release titled “Abivax Announces ABTECT Phase 3 Trial Achieves Key Enrollment Milestone”
•On September 9, 2024 press release titled “Abivax presents first-half 2024 financial results”
•On September 25, 2024 press release titled “Abivax Provides Update on Ulcerative Colitis (UC) Combination Therapy Program Strategy and Announces Early Preclinical Combination Data of Obefazimod and Etrasimod in Inflammatory Bowel Disease (IBD) Mouse Model”
•On October 3, 2024 press releases titled “Abivax Reports Positive Interim Efficacy and Safety Analysis of Once-Daily 25mg Obefazimod in Moderate to Severe Ulcerative Colitis Patients After 2-Years of Open-Label Maintenance” and “Abivax Announces First Patient Enrolled in ENHANCE-CD, the Phase 2b Trial of Obefazimod in Crohn’s Disease”
•On October 7, 2024 press release titled “Abivax Congratulates Victor Ambros and Gary Ruykun on Their Nobel Prize for the Discovery of microRNA and its Role in Post-Transcriptional Gene Regulation”

Third Quarter 2024 Financial Highlights Preliminary Results
(Consolidated, unaudited results)

Cash and Cash Equivalents:
Abivax had cash and cash equivalents of EUR 180.5 million as of September 30, 2024. Based on the current operating plan and financial projections, the Company expects to be able to fund its operations into Q4 2025.

Exhibit 99.1
Principal Debt Outstanding:
Abivax had total principal debt outstanding of EUR 106.3 million as of September 30, 2024, compared to EUR 108.4 million as of June 30, 2024.

Principal Debt Outstanding*
in millions of euros	30/09/2024	30/06/2024	Change

Debt Facility
Kreos/Claret Financing	75.0	75.0	0.0
Heights Convertible Notes	26.3	28.4	-2.1
BPI Conditional Advances	2.5	2.5	0.0
State Guaranteed Loan - “PGE”	2.5	2.5	0.0

Total Principal Debt Outstanding	106.3	108.4	-2.1
*Principal debt consists of principal cash owed for each respective instrument, excluding impact of fair-value adjustments and/or derivatives.

The preliminary financial data included in this press release has been prepared by, and is the responsibility of, Abivax's management. PricewaterhouseCoopers Audit has not audited, reviewed, examined, compiled, nor applied agreed-upon procedures with respect to the preliminary financial data. Accordingly, PricewaterhouseCoopers Audit does not express an opinion or any other form of assurance with respect thereto.

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About Abivax
Abivax is a clinical-stage biotechnology company focused on developing therapeutics that harness the body’s natural regulatory mechanisms to stabilize the immune response in patients with chronic inflammatory diseases. Based in France and the United States, Abivax’s lead drug candidate, obefazimod (ABX464), is in Phase 3 clinical trials for the treatment of moderately to severely active ulcerative colitis. More information on the Company is available at www.abivax.com. Follow us on LinkedIn and on X, formerly Twitter, @ABIVAX.

Contacts:
Abivax Investor Relations
Patrick Malloy
patrick.malloy@abivax.com
+1 847 987 4878

FORWARD-LOOKING STATEMENTS
This press release contains forward-looking statements, forecasts and estimates, including those relating to the Company’s business and financial objectives. Words such as “expect,” “plan,” “project” and variations of such words and similar expressions are intended to identify forward-looking statements. These forward-looking statements include statements concerning or implying Abivax’s cash runway and other statements that are not historical fact. Although Abivax’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks, contingencies and uncertainties, many of which are difficult to predict and generally beyond the control of Abivax, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. A description of these risks, contingencies and uncertainties can be found in the documents filed by the Company with the French Autorité des Marchés Financiers pursuant to its legal obligations including its universal registration document (Document d’Enregistrement Universel) and in its Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission on April 5, 2024 under the caption “Risk Factors.” These risks, contingencies and uncertainties include among other things, the uncertainties inherent in research and development, future clinical data and analysis, decisions by regulatory authorities, such as the FDA or the EMA, regarding whether and when to approve any drug candidate, as well as their decisions regarding labelling and other matters that could affect the availability or commercial potential of such product candidates, and the availability of funding sufficient for the Company’s foreseeable and unforeseeable operating expenses and capital expenditure requirements. Special consideration should be given to the potential hurdles of clinical and pharmaceutical development including further assessment by the Company and regulatory agencies and IRBs/ethics committees following the assessment of preclinical, pharmacokinetic, carcinogenicity, toxicity, CMC and clinical data. Furthermore, these forward-looking statements, forecasts and estimates are made only as of the date of this press release. Readers are cautioned not to place undue reliance on these forward-looking statements. Abivax disclaims any obligation to update these forward-looking statements, forecasts or estimates to reflect any subsequent changes that the Company becomes aware of, except as required by law. Information about pharmaceutical products (including products currently in development) that is included in this press release is not intended to constitute an advertisement. This press release is for information purposes only, and the information contained herein does not constitute either an offer to sell, or the solicitation of an offer to purchase or subscribe for securities of the Company in any jurisdiction. Similarly, it does not give and should not be treated as giving investment advice. It has no connection with the investment objectives, financial situation or specific needs of any recipient. It should not be regarded by recipients as a substitute for exercise of their own judgment. All opinions expressed herein are subject to change without notice. The distribution of this document may be restricted by law in certain jurisdictions. Persons into whose possession this document comes are required to inform themselves about and to observe any such restrictions.